FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

December 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION

(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147  Russian Federation

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

EXPLANATORY NOTE

Included in this Form 6-K is a press release that was issued December 16, 2002 announcing MTS’ third quarter 2002 financial results.  The press release contained certain computational errors regarding MTS’ financial results for the three months ended September 30, 2002.  These changes increase net income for the three months ended September 30, 2002 by $3.0 million from $81.3 million as disclosed in the press release to $84.3 million.  The Company’s net income increased by 8% compared to the same period last year and by 27% compared to the second quarter ended June 30, 2002, rather than  4% and 25%, respectively, as reported in the press release.  These changes have no effect on MTS’ consolidated balance sheet as at September 30, 2002 and consolidated statements of operations for the nine months ended September 30, 2002.  The effect of these changes on MTS’ consolidated statement of operations as reported in the press release is set forth below.

Three months ended September 30, 2002	Previously reported	Corrected
(Amounts in thousands of U.S. dollars, except share amounts)

Depreciation and Amortization	57,966	60,072
Net operating income	147,900	145,794
Income before provision for income taxes and minority interest	136,787	134,681
Provision for income tax	40,274	40,146
Minority interest	15,189	10,192
Net income before cumulative effect of a change in accounting principle	81,324	84,343
Net income	81,324	84,343

Earnings per share (basic and diluted)
Net income before cumulative effect of a change in accounting principle	0.041	0.043
Net income	0.041	0.043

MTS’ corrected consolidated statement of operations for the three months ended September 30, 2002 follows this explanatory note and supercedes the corresponding information contained in the press release that is filed herewith.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

Amounts in thousands of U.S. dollars, except share amounts	Three months ended September 30, 2002

NET REVENUES:
Service revenues	$368,800
Connection fees	6,492
Equipment sales	13,256
388,548
COST OF SERVICES AND PRODUCTS
Interconnection and line rental	36,597
Roaming expenses	23,833
Cost of equipment	22,327
82,757
OPERATING EXPENSES	55,296

SALES AND MARKETING EXPENSES	44,629
PROVISION FOR DOUBTFUL ACCOUNTS	—
DEPRECIATION AND AMORTIZATION	60,072
Net operating income	145,794
CURRENCY EXCHANGE AND TRANSLATION LOSSES	1,757
OTHER EXPENSES (INCOME)
Interest income	(1,292)
Interest expenses, net of amounts capitalized	10,635
Other expenses	13
Total other expenses, net	9,356
Income before provision for income taxes and minority interest	134,681

PROVISION FOR INCOME TAXES	40,146
MINORITY INTEREST	10,192
84,343
Cumulative effect of accounting principle	—

NET INCOME	84,343

Weighted average number of shares outstanding	1,983,399,507
Earnings per share (basic and diluted):
NET INCOME before cumulative effect of a change in accounting principle	0.043

Cumulative effect of a change in accounting principle	—
Net income	0.043

MOBILE TELESYSTEMS (MTS) ANNOUNCES FINANCIAL RESULTS

FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30th 2002 AND

RESTATED FINANCIAL RESULTS FOR PREVIOUSLY REPORTED PERIODS

MTS announces continued growth in revenues, EBITDA and net income. The number of subscribers has increased significantly, and for the first time the regional subscriber base exceeds that of Moscow.

Moscow, Russian Federation — December 16, 2002 — Mobile TeleSystems OJSC (“MTS”; NYSE: MBT), the largest mobile cellular operator in Russia and Central and Eastern Europe(1), today announces its results for the third quarter and nine months ended September 30, 2002.

FINANCIAL HIGHLIGHTS(2)

US$million	Q3 2002	Q3 2001	Change	Q2 2002 as restated(3)	Change	Nine months ended Sep 30, 2002	Nine months ended Sep 30, 2001	Change
Net revenues	388.5	262.6	48%	316.3	23%	952.5	634.8	50%
Net income	81.3	78.4	4%	64.8	25%	191.9	144.6	33%
EBITDA	205.9	142.0	45%	162.0	27%	491.4	304.3	61%
EBITDA margin	53%	54%	N/a	51%	N/a	52%	48%	N/a

Note: MTS’ net income for Q3 2001 was increased by $22 million as the Company recognised a correspondent deferred tax benefit due to the reduction in the statutory income tax from 35% to 24% that became effective from January 1, 2002.

Net revenues in the third quarter 2002 were $388.5 million, an increase of 48% from $262.6 million reported for the same period last year and an increase of 23% from $316.3 million reported for the second quarter of 2002.

(1)                                  Measured in terms of number of subscribers.

(2)                                  Earnings before provision for income tax, interest, depreciation and amortisation (EBITDA) should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP.  We believe that EBITDA is a relevant measurement utilized by the cellular industry to assess performance that attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortization policies.

(3)                                  See Appendix 2.

Net income for the third quarter 2002 was $81.3 million an increase of 4% from the $78.4 million reported for the third quarter 2001 and an increase of 25% from the $64.8 million reported for the second quarter of 2002.

EBITDA in the third quarter 2002 was $205.9 million, an increase of 45% from the $142.0 million reported for the same period last year and an increase of 27% from the $162.0 million in the second quarter of 2002.

EBITDA margin, or EBITDA divided by net revenues, for the third quarter 2002 was 53% compared to 54% for the third quarter 2001 and 51% for the second quarter of 2002.

Commenting on the result, Mikhail Smirnov, President of MTS said: “The third quarter results of 2002 have once again highlighted MTS’ record of delivering growth in financial performance.  We have continued to increase our net revenues while maintaining EBITDA margins.  Our expansion into the regions continues and for the first time we have more subscribers in the regions than in the Moscow metropolitan area.”

OPERATIONAL HIGHLIGHTS

	Q3 2002	Q2 2002	Q1 2002
Total subscribers, end of period (mln)	5.44	4.37	3.53
Subscribers in Moscow area, end of period (mln)	2.69	2.35	2.08
Subscribers in Regions, end of period (mln)	2.75	2.02	1.44
ARPU (US$)	25.2	25.0	26.7
MOU (minutes)	175	167	142
Churn rate (%)	7.5	7.7	9.8
SAC per gross addition (US$)	32	39	36

MTS’ subscriber base reached approximately 5.44 million active subscribers at the end of the third quarter of 2002, of which approximately 2.75 million live in the regions outside the Moscow license area.  MTS had a 37.6% market share of the Russian mobile market at the end of September 30 according to AC&M-Consulting.  MTS’ market share in Moscow was 43.3%, with approximately 2.69 million subscribers at September 30, 2002.

As of today, MTS services approximately 6.22 million subscribers of which 3.30 million live in the regions outside of the Moscow licence area.

The Company’s subscriber base in the city of St. Petersburg and the Leningrad region exceeded half a million during the third quarter to reach 720,000, a significant achievement considering the fact that MTS launched operations in the region in December 2001.  The Company’s market share in the North West licence area (which includes the city of St. Petersburg) was at 26% at the end of the third quarter of 2002 according to AC&M-Consulting.

MTS’ monthly average revenue per user (ARPU) increased from $25.0 in the second quarter to $25.2 in the third quarter of 2002.  The main driver for ARPU was an increase in average monthly minutes of usage per user (MOU) from 167 minutes in Q2 2002 to 175 minutes in Q3 2002 as well as increased revenues from roaming.

MTS’ subscriber churn rate in the third quarter 2002 was 7.5%, down from 7.7% in the second quarter of the year.

MTS’ capital expenditure during the nine months to September 30, 2002 amounted to $351.9 million, of which $117.8 million was invested during the third quarter of 2002.  The Company’s capital expenditure in the Moscow licence area amounted to $165.7 million and $27.7 million, respectively.

New Marketing Initiatives

In line with MTS’ strategy for further growth, the Company announced a new brand and tariff plan targeted at the mass-market during November 2002.  The “Jeans” brand with a pre-paid tariff plan was launched by MTS in Moscow and thirty-seven Russian regions. While “Jeans” is the brand used to target the mass market, MTS plans to retain the “MTS” brand for marketing to middle heavy users as well as corporate clients.

MTS has also decided to introduce a different disconnection policy for its “Jeans” subscribers.  A “Jeans” subscriber remains as a registered subscriber and is treated by the Company as an active subscriber if this individual or organisation has had a positive balance on its account at MTS at least once within the last 183 days. MTS’ management believes that the new disconnection policy for subscribers will help to increase customer loyalty and minimize the negative impact of a traditional seasonal outflow of customers after the summer period.

At the same time, MTS is retaining its standard disconnection policy for subscribers to MTS’ tariff plans.  An active MTS customer is a registered customer who has had a positive balance on his account at MTS at least once within the last 61 days.

Expansion Strategy

During the second half of 2002, MTS continued its expansion into regional markets in Russia and other countries of the former Soviet Union. The Company has started new operations in five regions of Russia with a total population of 9.6 million and acquired 100% ownership in three local GSM operators, Dontelecom (the Rostov region) Mobicom Barnaul CJSC (the Altai region) and Bit LLC (the Republic of Tyva, Sakhalin, Chukotka, and Republic of Kalmykia. These new acquisitions extended the Company’s footprint by 8.3 million people to 103.1 million, or approximately 72% of the country’s population.

As part of its strategy to consolidate ownership in its subsidiary mobile phone operators, the Company has consolidated a 100% ownership in Telecom 900 CJSC, a holding company for equity stakes in three large regional mobile phone operators, Siberia Cellular Systems 900 CJSC (SCS 900), Uraltel CJSC, and Far East Cellular Systems 900 CJSC (FECS 900). MTS has also increased its ownership in Kuban GSM CJSC, the largest regional GSM company in

Russia in terms of subscribers, from 51% to 60% through the purchase of a new share issue of the local operator. Kuban GSM currently services approximately 791,300 subscribers. Overall, in the second half of 2002 MTS spent approximately $63.6 million on acquisitions and consolidation of ownership in its subsidiaries

The second half of 2002 was also marked by the expansion of MTS into neighbouring countries.  The Company’s joint venture in Belarus has commenced operations and today provides services to over 29,170 subscribers.  In line with the Company’s strategy to exploit growth opportunities beyond Russia’s borders, MTS signed agreements in early December 2002 to purchase a majority ownership in UMC, a leading mobile phone operator in Ukraine that currently provides services to approximately 1.62 million people.  Completion of the transaction is subject to a number of conditions, including approval by appropriate governmental authorities in Ukraine and the Russian Federation, as well as MTS corporate approvals.

Restatement of Financial Statements for Previously Reported Periods

MTS has restated its financial statements for the year and three months ended December 31, 2001 and for the first and second quarters of 2002 as a result of a review of its financial statements conducted by MTS management.  The restatement relates to the allocation of the purchase price for MTS’ acquisitions of equity stakes in a number of local mobile phone operators in 2001 and in the first half of 2002.  As a result of this review, MTS has restated approximately $72 million previously allocated to licenses to property, plant and equipment and other intangible assets.  This reallocation has resulted in restatements of property, plant and equipment, licenses, depreciation and amortization expense and certain related items of our balance sheet and statement of operations as of and for the year ended December 31, 2001 and the six-month period ended June 30, 2002.  Please see Appendix 1 and Appendix 2 for further detail regarding the effect of the restatement on our 2001 and first half of 2002 financial results.

In addition, effective January 1, 2002 the Company adopted FAS 141, Business Combinations and FAS 142, Goodwill and Other Intangible Assets.  As a result, MTS has reclassified $22 million of goodwill relating to its acquisition of Rosico CJSC in August 1998 as licenses. This reclassification resulted in a restatement of amortization expenses and deferred taxes for the six-month period ended June 30, 2002.

The combined effect of the above changes is a decrease in the MTS’ reported net income of $1.5 million for the year ended December 31, 2001 and a decrease in reported net income of $3.0 million for the six months ended June 30, 2002.

MTS’ financial results for the years ended December 31, 2000 and 2001 have been audited by its new independent auditor, Deloitte & Touche.  The firm was appointed as MTS’ new auditors after MTS dismissed ZAO Arthur Andersen.  MTS’ financial statements for the three months ended March 31, 2002 and the three and six months ended June 30, 2002 have been reviewed by Deloitte & Touche.

Today, MTS will file with the Securities and Exchange Commission (US SEC) amended financial statements for the year and three months ended December 31, 2001 and the first and second quarters of 2002 on Forms 20-F/A, 6-K/A and 6-K.

***

Mobile TeleSystems OJSC (or “MTS”) — is Russia’s largest cellular operator serving over six million subscribers. MTS together with its subsidiaries is licensed to provide GSM 900/1800 services in 56 regions of Russia with a total population of 103.1 million or 72% of the nation’s population. Today, MTS’ network operates in 46 regions of Central (including Moscow and Moscow region), Northwestern (including St Petersburg and Leningrad region), Southern, Volga, Urals, Siberia and Far-Eastern federal districts. MTS operates a joint venture in the Republic of Belarus, which has a total population of ten million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  These forward-looking statements may be affected by risks and uncertainties, including those that may arise in the event that we elect to have our 2002 quarterly financial statements audited.  Any such audit may result in further adjustments to our financial results and such adjustments may be material.  We do not intend to update these statements  to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

For further enquiries contact:

Mobile TeleSystems, Moscow
Investor Relations	tel: +7095 766 0103
Andrey Braginski	e-mail: ir@mts.ru

Public Relations	tel.: +7095 737 4530
Kirill Maslentsin	e-mail: mkk@mts.ru

Press Secretary	tel.: +7095 737 4530
Eva Prokofieva	e-mail: evp@mts.ru

Gavin Anderson & Company, London
Halldor Larusson / Yolande Stratford	tel: +44 (0) 20 7554 1400

MOBILE TELESYSTEMS

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2001 AND SEPTEMBER 30, 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2001	September 30 2002
	(as restated(4))	(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$219,629	$107,625
Short-term investments	85,304	—
Trade receivables, net	24,258	46,697
Accounts receivable, related parties	2,377	7,858
Inventory, net	26,184	43,240
Prepaid expenses	22,712	30,706
VAT receivable	82,216	149,369
Deferred tax asset	12,040	16,306
Other current assets	8,374	10,347
Total current assets	483,094	412,148
PROPERTY, PLANT AND EQUIPMENT	856,056	1,241,530
OTHER INTANGIBLE ASSETS	84,245	107,056
LICENSES	276,949	390,494
GOODWILL	22,411	533
DEBT ISSUANCE COSTS	3,997	3,338
INVESTMENTS IN AND ADVANCES TO AFFILIATES	740	22,212
TOTAL ASSETS	$1,727,492	$2,177,311

(4)           See Appendix 1

MOBILE TELESYSTEMS

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2001 AND SEPTEMBER 30, 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2001	September 30 2002
	(as restated(5))	(unaudited)
CURRENT LIABILITIES:
Accounts payable, related parties	$6,142	$8,027
Trade accounts payable	106,068	105,147
Deferred connection fees.	21,419	22,082
Subscriber prepayments and deposits	63,741	100,889
Debt, current portion	18,245	32,801
Promissory notes payable, current portion	580	—
Capital lease obligation, current portion	14,401	16,073
Income tax payable	23,078	21,250
Accrued liabilities	51,626	75,570
Other payables	3,357	6,492
Total current liabilities	308,657	388,331
LONG-TERM LIABILITIES:
Notes payable, net of discount	248,976	308,584
Debt, net of current portion	30,150	71,276
Capital lease obligation, net of current portion	7,696	9,487
Promissory notes payable, net of current portion	5,792	—
Deferred connection fees, net of current portion	25,993	21,753
Deferred taxes	67,505	100,358
Total long-term liabilities	386,112	511,458
Total liabilities	694,769	899,789
MINORITY INTEREST	14,444	62,517
SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2001 and September 30, 2002 345,244,080 of which are in the form of ADS)	50,558	50,558
Treasury stock (9,966,631 common shares at cost)	(10,206)	(10,206)
Additional paid-in capital	555,794	557,205
Shareholder receivable	(38,958)	(35,587)
Retained earnings	461,091	653,035
Total shareholders’ equity	1,018,279	1,215,005
Total liabilities and shareholders’ equity	$1,727,492	2,177,311

(5)           See Appendix 1

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 and 2002, and

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 and 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	Three months ended September 30		Nine months ended September 30
	2001	2002(1)	2001	2002
NET REVENUES:
Service revenues	$246,055	$368,800	$592,024	891,186
Connection fees	5,911	6,492	15,026	18,720
Equipment sales	10,597	13,256	27,706	42,544
	262,563	388,548	634,756	952,450
COST OF SERVICES AND PRODUCTS
Interconnection and line rental	25,506	36,597	57,370	91,678
Roaming expenses	23,453	23,833	50,566	52,546
Cost of equipment	9,221	22,327	26,314	60,446
	58,180	82,757	134,250	204,670
OPERATING EXPENSES	30,984	55,296	85,423	146,968
SALES AND MARKETING EXPENSES	29,559	44,629	80,580	109,424
PROVISION FOR DOUBTFUL ACCOUNTS	1,884	—	2,565	—
DEPRECIATION AND AMORTIZATION	34,982	57,966	93,547	150,750
Net operating income	106,974	147,900	238,391	340,638
CURRENCY EXCHANGE AND TRANSLATION LOSSES	586	1,757	1,181	2,447
OTHER EXPENSES (INCOME)
Interest income	(2,906)	(1,292)	(10,466)	(6,789)
Interest expenses, net of amounts capitalized	3,569	10,635	5,959	31,322
Other expenses (income)	1,101	13	3,238	2,734
Total other (income)/expenses, net	1,764	9,356	(1,269)	27,267
Income before provision for income taxes and minority interest	104,624	136,787	238,479	310,924
PROVISION FOR INCOME TAXES	24,529	40,274	74,619	94,100
MINORITY INTEREST	1,726	15,189	1,329	24,880
NET INCOME before cumulative effect of accounting principle	78,369	81,324	162,531	191,944
Cumulative effect of a change in accounting principle	—	—	(17,909)	—
NET INCOME	$78,369	81,324	$144,622	$191,944
Weighted average number of shares outstanding	1,993,326,138	1,983,399,507	1,993,326,138	1,983,399,507
Earnings per share (basic and diluted):
NET INCOME before cumulative effect of a change in accounting principle	0.039	0.041	0.082	0.097
Cumulative effect of a change in accounting principle	—	—	(0.009)	—
Net income	0.039	0.041	0.073	0.097

(1)  The consolidated statement of operations data for the three months ended September 30, 2002 has been superceded by revised consolidated statement of operations data included elsewhere in this Form 6-K.

APPENDIX 1

The restatement of MTS’ financial statements for the year ended December 31, 2001 relates primarily to a change in the allocation of the purchase price for the Company’s acquisitions of: an additional 4% stake in ReCom CJSC in April 2001; a 100% stake in Telecom XXI OJSC in May 2001; and an 81% stake in Telecom 900 CJSC in August 2001.  As a result of a review of its financial statements by MTS management, MTS has restated approximately $21 million previously allocated to licenses to property, plant and equipment and other intangible assets. This reallocation has resulted in restatements of property, plant and equipment, licenses, depreciation and amortization expense and certain related items of our balance sheet and statement of operations as of and for the year ended December 31, 2001.  Additionally, the Company has reclassified an impairment charge related to its investment in a joint venture with the government of Belarus from other expenses to impairment of investment, which is deducted in determining our net operating income in order to conform to the US GAAP presentation requirements.

The effects of this restatement on our financial statements for the year ended December 31, 2001 were as follows (in thousands except per share amounts):

	As previously reported	Adjustments	As restated
At December 31, 2001:
Property plant and equipment, net	841,308	14,748	856,056
Licenses, net	297,490	(20,541)	276,949
Other intangible assets, net	83,507	738	84,245
Total assets	1,732,547	(5,055)	1,727,492

Deferred taxes	72,192	(4,687)	67,505
Minority interest	12,999	1,445	14,444
Retained earnings	462,628	(1,537)	461,091
Total liabilities and shareholder’s equity	1,732,547	(5,055)	1,727,492

For the year ended December 31, 2001:

Depreciation and Amortization	133,143	175	133,318
Net operating income	334,284	(10,175)	324,109
Total other expense (income), net	5,223	(10,000)	(4,777)
Income before provision for income taxes and minority interest	327,190	(568)	326,622
Provision for Income Taxes	97,414	47	97,461
Minority Interest	6,614	922	7,536
Net income	207,366	(1,537)	205,829
Earnings per share — net income (basic and diluted)	0.105	(0.001)	0.104

APPENDIX 2

In addition to the restatement of the Company’s financial statement for the year and three months ended December 31, 2002, MTS’ has restated its financial statements for the six months ended June 30, 2002.  The restatement results primarily from a change in the purchase price allocation for the Company’s acquisitions of: an additional a 51% stake in Kuban GSM CJSC in March 2002; and a 100% stake in BM Telecom CJSC in May 2002.  As a result of a review of its financial statements by MTS management, MTS has restated approximately $76 million previously allocated to licenses to property, plant and equipment and other intangible assets.  This reallocation has resulted in restatements of property, plant and equipment, licenses, depreciation and amortization expense and certain related items of our balance sheet and statement of operations as of and for the six-month period ended June 30, 2002.

In addition, effective January 1, 2002 the Company adopted FAS 141, Business Combination and FAS 142, Goodwill and Other Intangible Assets.  As a result MTS has reclassified $22 million of goodwill relating to the Company’s acquisition of Rosico CJSC in August 1998 as licenses.  s beginning January 1, 2002 goodwill was no longer amortized into income, this reclassification resulted in a restatement of amortization expenses for the six-month period ended June 30, 2002.  The reclassification also resulted in restatement of the related deferred taxes balances for the period ended June 30, 2002.

The effects of this restatement on financial statements for six months ended June 30, 2002 were as follows (in thousands except per share amounts):

	As previously reported	Adjustment	As restated
Six months ended June 30, 2002:
Property plant and equipment, net	1,069,743	72,456	1,142,199
Licenses, net	465,326	(75,669)	389,657
Goodwill, net	22,411	(21,878)	533
Other intangible assets, net	81,344	9,340	90,684
Total assets	2,031,430	(15,751)	2,015,679

Deferred connection fees	47,339	(329)	47,010
Deferred tax liability	116,290	(16,785)	99,505
Total long-term liabilities	521,637	(17,114)	504,523
Minority interest	43,015	5,919	48,034
Retained earnings	572,944	(4,556)	568,388
Total liabilities and shareholders equity	2,031,430	(15,751)	2,015,679

Depreciation and Amortization	92,784	(2,106)	90,678
Net operating income	192,738	2,106	194,844
Provision for Income taxes	53,826	128	53,954
Minority Interest	9,691	4,997	14,668
Net income	110,620	(3,019)	107,601

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Mikhail Smirnov
Name: Mikhail Smirnov
Title: President

Date: December 17, 2002